

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
39899 Balentine Drive, Suite 200
Newark, CA 94560

> **Re:** **Tivic Health Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Exhibit Nos. 10.10, 10.11 and 10.12**
> **Filed September 9, 2021**
> **File No. 333-258411**

Dear Ms. Ernst:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance